EXHIBIT 21.1
CANNAE HOLDINGS, INC.
List of Subsidiaries December 31, 2017
Significant Subsidiaries

COMPANY	INCORPORATION
Ceridian Holding LLC	Delaware
Ceridian Holding II LLC	Delaware
Fidelity Newport Holdings, LLC	Delaware
American Blue Ribbon Holdings, LLC	Delaware
Legendary Baking of California, LLC	Delaware
O' Charley's LLC	Tennessee
99 Restaurants, LLC	Delaware
T-System Holdings, LLC	Delaware